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FOR IMMEDIATE RELEASE

Lightspeed Appoints Nathalie Gaveau and Dale Murray to its Board of Directors

MONTREAL, January 25, 2022 /CNW Telbec/ - Lightspeed Commerce Inc. (NYSE: LSPD) (TSX: LSPD), the one-stop commerce platform for merchants around the world to simplify, scale and create exceptional customer experiences, today announced the appointments of internationally-recognized technology entrepreneurs Nathalie Gaveau and Dale Murray to its board of directors, bringing extensive knowledge of the European and Asia-Pacific markets to an already distinguished board.

"Lightspeed has an extremely talented board of directors who are helping guide this company forward as we scale globally," said Lightspeed President, JP Chauvet. "These two new appointments not only reflect Lightspeed's commitment to ingenuity and innovation, but also our deeply-held belief that diversity of thought and experience is key to arriving at the best strategies and outcomes."

Nathalie Gaveau is a serial entrepreneur, board member and investor. She was the co-founder of PriceMinister, one of the largest e-commerce marketplaces in Europe (now part of Rakuten), and also co-founded Shopcade, a data-driven social marketplace.

"Lightspeed is inventing the tools that give local businesses a vital edge to compete in the global economy. I'm excited by the company's promise and the markets they serve," said Gaveau. "I am honored to have been appointed to the board of directors and am eager to bring my expertise to help shape Lightspeed's long term vision and strategy."

Based in London, Nathalie is currently President of Tailwind International Acquisition Corp. (TWNI), a SPAC formed to take a European high-growth company public and help supercharge it, and a Senior Advisor to BCG Digital Ventures. She is also a Non-Executive Director of Coca-Cola EuroPacific Partners (CCEP) and Calida AG (CALN).

Dale Murray is a successful technology entrepreneur and has extensive board experience in technology and finance companies in the UK, US and Asia-Pacific, including Xero, The Cranemere Group, LendInvest, Jupiter, and RatedPeople. She co-founded and led the software business Omega Logic.

“As I’ve followed Lightspeed, I’ve been continuously impressed by their technology and commitment to entrepreneurship,” said Murray. “I’m thrilled to be appointed to their board and excited to share my expertise as an entrepreneur and co-founder.” Murray was awarded the British Angel Investor of the Year in 2011 (UK Business Angels Association), and served on the Business Taskforce for former UK Prime Minister David Cameron, and was a director at the UK Government’s Department for Business. Debretts named her as one of the "500 most influential people in Britain" in 2015. “Both Nathalie and Dale are highly accomplished and have impressive resumes of innovation and entrepreneurship,” said Dax Dasilva, Lightspeed’s Chief Executive Officer and Founder. “I look forward to both working with and learning from them.” These two new appointments bring the overall percentage of female identifying members on Lightspeed’s board of directors to 44%, surpassing the 20% at other Canadian companies and the S&P 500 benchmark of 30% in the U.S. About Lightspeed Powering the businesses that are the backbone of the global economy, Lightspeed's one-stop commerce platform helps merchants innovate to simplify, scale and provide exceptional customer experiences. Our cloud commerce solution transforms and unifies online and physical operations, multichannel sales, expansion to new locations, global payments, financial solutions and connection to supplier networks. Founded in Montréal, Canada in 2005, Lightspeed is dual-listed on the New York Stock Exchange (NYSE: LSPD) and Toronto Stock Exchange (TSX: LSPD). With teams across North America, Europe and Asia Pacific, the company serves retail, hospitality and golf businesses in over 100 countries. For more information, see www.lightspeedhq.com Follow us on social media: LinkedIn, Facebook, Instagram, YouTube, and Twitter. Forward-Looking Statements This news release may include forward-looking information and forward-looking statements within the meaning of applicable securities laws ("forward-looking statements"). Forward- looking statements are statements that are predictive in nature, depend upon or refer to future events or conditions and are identified by words such as "will", "expects", "anticipates",

"intends", "plans", "believes", "estimates" or similar expressions concerning matters that are not historical facts. Such statements are based on current expectations of Lightspeed's management and inherently involve numerous risks and uncertainties, known and unknown, including economic factors. A number of risks, uncertainties and other factors may cause actual results to differ materially from the forward-looking statements contained in this news release, including, among other factors, those risk factors identified in our most recent Management's Discussion and Analysis of Financial Condition and Results of Operations, under "Risk Factors" in our most recent Annual Information Form, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Readers are cautioned to consider these and other factors carefully when making decisions with respect to Lightspeed's subordinate voting shares and not to place undue reliance on forward-looking statements. Forward-looking statements contained in this news release are not guarantees of future performance and, while forward-looking statements are based on certain assumptions that Lightspeed considers reasonable, actual events and results could differ materially from those expressed or implied by forward-looking statements made by Lightspeed. Except as may be expressly required by applicable law, Lightspeed does not undertake any obligation to update publicly or revise any such forward-looking statements, whether as a result of new information, future events or otherwise. Contacts: Brandon Nussey Chief Financial and Operations Officer Gus Papageorgiou Head of Investor Relations investorrelations@lightspeedhq.com